SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Pacific Internet Limited

(Name of Subject Company)

Pacific Internet Limited

(Name of Persons Filing Statement)

Ordinary Shares

(Title of Class of Securities)

Y66183-10-7

(CUSIP Number of Class of Securities)

Deborah Foo, Vice President, Group Legal

89 Science Park Drive, #01-07 The Rutherford, Singapore 118261

Tel: (65) 6771 0884

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a Copy to:

Ashok K. Lalwani

Baker & McKenzie. Wong & Leow

Millenia Tower, # 27-01

1 Temasek Avenue

Singapore 039192

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PACIFIC INTERNET LIMITED

Date: April 12, 2007	By:	/s/ Ho Tuck-Chuen
	Name:	Ho Tuck-Chuen
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
1	Media Release of Pacific Internet Limited dated April 12, 2007

2	Announcement of Connect Holdings Limited dated April 11, 2007